Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Guangshen Railway Company Limited

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of Guangshen Railway Company Limited (the “Company”) are set below:

Executive Directors

Mr. Li Wenxin, Chairman of the Board, is primarily responsible for chairing and convening the shareholders’ general meetings and presiding over Board meetings; supervising the implementation of the Board’s resolutions, signing of securities issued by the Company and exercising other powers as authorised by the Board.

Mr. Shen Yi is primarily responsible for implementing the Board’s resolutions in the operation and management of the Company.

Mr. Luo Qing is primarily responsible for assisting in the implementation of the Board’s resolutions in the operation and management of the Company.

Non-executive Directors

Mr. Sun Jing participates in the decision making of the Board regarding the Company’s operation and management.

Mr. Yu Zhiming participates in the decision making of the Board regarding the Company’s operation and management.

Mr. Li Liang participates in the decision making of the Board regarding the Company’s operation and management.

Independent Non-executive Directors

Mr. Lo Mun Lam, being a member of the Board with accounting expertise, is an independent non-executive director of the Company. He participates in the decision making of the Board regarding the Company’s operation and management and provides independent opinion in relation to any major issues and key connected transactions of the Company as required under the listing rules of the places where the shares of the Company have been listed. Mr. Lo is also the chairman of the Audit Committee and Remuneration Committee of the Company.

Mr. Liu Xueheng, participates in the decision making of the Board regarding the Company’s operation and management and provides independent opinions in relation to any major issues and key connected transactions of the Company as required under the listing rules of the places where the shares of the Company have been listed.

Ms. Liu Feiming, participates in the decision making of the Board regarding the Company’s operation and management and provides independent opinions in relation to any major events and key connected transactions of the Company as required under the listing rules of the places where the shares of the Company have been listed.

The Board has established two committees. The table below provides membership information of these committees on which each Board member serves:

Board Committee	Audit Committee	Remuneration Committee
Director
Li Wenxin	-	M
Shen Yi	-	M
Luo Qing	-	-
Sun Jing	-	-
Yu Zhiming	-	-
Li Liang	-	-
Lo Mun Lam	C	C
Liu Xueheng	M	M
Liu Feiming	M	M

Notes:

C:	Chairman of the relevant Board Committees
M:	Member of the relevant Board Committees

By Order of the Board Guangshen Railway Company Limited Guo Xiangdong Company Secretary

Shenzhen, the PRC,

27 September 2012

As at the date of this announcement, the Board comprises:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Li Liang

Independent Non-executive Directors

Lo Mun Lam

Liu Xueheng

Liu Feiming